American Jianye Greentech Holdings, Ltd.

Mar 15, 2013

Via EDGAR Only

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Attention: Ms. Jenn Do, Staff Accountant

Re:         American Jianye Greentech Holdings, Ltd.

Form 8-K Item 4.01

Filed March 7, 2013

File No. 333-144228

Dear Ms. Do:

In response to your comment letter dated March 7, 2013 American Jianye Greentech Holdings, Ltd. (the “Company”) has the following response:

1.	Under item (ii), you state “The reports of Stan Lee, CPA on the consolidated financial statements of the Company as of December 31, 2012 and for the year then ended did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.” It appears your December 31, 2012 Form 10-K has not yet been filed and you therefore meant to refer to the consolidated financial statements as of December 31, 2011. If true, please amend your filing to revise the foregoing disclosure to refer to the consolidated financial statements as of December 31, 2011.

RESPONSE:

We have amended the filing to revise the foregoing disclosure to refer to the consolidated financial statements as of December 31, 2011 to comply with your comments.

2.	The File Number on the cover page is 333-144228. However, we note in Edgar the File Number is actually 0-53737. Please amend your filing to make this revision.

RESPONSE:

We have amended our filing to make this revision to comply with your comments.

3.	To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

RESPONSE:

We have made the changes to the Form 8-K/A to comply with your comments, have obtained and filed an updated Exhibit 16.1 letter from the former accountants stating the former accountants agree with the statements made in the our revised Form 8-K/A concurrent with the filing of our response.

The company hereby acknowledges that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

American Jianye Greentech Holdings, Ltd.

By: /s/ Haipeng Wang

Name: Haipeng Wang

Title: President